# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WW INTERNATIONAL, INC., CIK 0000105319
CUSIP: 98262P200
Title of class of securities: common stock
Address of issuer's principal executive offices: 18 WEST 18TH STREET, 7TH FLOOR, NEW YORK, New York (NY), 10011
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001512162

## Reporting persons
- COOPER CREEK PARTNERS MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 975,419; shared voting power 0; sole dispositive power 975,419; shared dispositive power 0; aggregate amount beneficially owned 975,419 (9.8% of the class)

## Item 1. Issuer
Name of issuer: WW INTERNATIONAL, INC.
Address of issuer's principal executive offices: 18 WEST 18TH STREET, 7TH FLOOR, NEW YORK, NEW YORK, 10011

## Item 2. Person Filing
Name of person filing: john mccleary
Address of principal business office or, if none, residence: 501 Madison Avenue, Suite 302 New York, NY

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 975,419
Percent of class: 9.8%
Sole power to vote or to direct the vote: 975,419
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 975,419
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to oo is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- COOPER CREEK PARTNERS MANAGEMENT LLC: john mccleary, cfo (05/15/2026)